UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

INTEGRATED SURGICAL SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45812Y108

(CUSIP Number)

Martin Stephen Walker

1408 Olivia Street

Key West, FL 33040

(305) 294-7811

With a copy to

David R. Fishkin, Esq.

Snow Becker Krauss P.C.

605 Third Avenue

New York, New York 10158

(212) 687-3860

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 45812Y108	13D	Page 1 of 6

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Martin Stephen Walker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,224,761 shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,224,761 shares
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,761 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14.		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO: 45812Y108	13D	Page 2 of 6

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) M. Stephen Walker Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,199,934 shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,199,934 shares
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,199,934 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14.		TYPE OF REPORTING PERSON (See Instructions) OO (Trust)

CUSIP NO: 45812Y108	13D	Page 3 of 6

Item 1. Security and Issuer.

This Schedule 13D (“Schedule”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Integrated Surgical Systems, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1433 N. Market Boulevard, Suite 1, Sacramento, California 95834.

Item 2. Identity and Background.

(a) This Schedule is filed by Martin Stephen Walker (“Walker”) and the M. Stephen Walker Trust, a Florida trust (the “Trust”).

(b) The address of Walker’s residence is 1408 Olivia Street, Key West, FL, 33040.

(c) The principal business activity of Walker is as a real estate broker. Walker is the controlling person of the Trust.

(d), (e) During the last five years, neither Walker nor the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which neither Walker nor the Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Walker is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On April 25, 2008, Walker beneficially acquired 1,224,761 shares of Common Stock. Of that amount, the Trust acquired 1,199,934 shares of Common Stock and Walker beneficially owns the remaining 24,827 shares though his IRA, the Stephen Walker IRA (“IRA”). The foregoing securities were acquired in a private placement by the Issuer of its securities, consummated on April 25, 2008 (“Private Placement”). Funds used in the above transaction were corporate or personal funds.

CUSIP NO: 45812Y108	13D	Page 4 of 6

Item 4. Purpose of Transaction.

The transaction has been effected primarily for investment purposes.

Except as set forth above, neither Walker nor the Trust has any other current plans or proposals, which relate to or would result in any of the following:

(a) The acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c) A sale or transfer of a material amount of the Issuer’s assets;

(d) A change in the Issuer’s present Board of Directors or management, including to change the number or term of directors or to fill any vacancies on the Board;

(e) A material change in the Issuer’s present capitalization or dividend policy;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter or bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

CUSIP NO: 45812Y108	13D	Page 5 of 6

Item 5.  Interest in Securities of the Issuer.

(a)	The following table sets forth the aggregate number and percentage of the outstanding shares of the Common Stock beneficially owned by the reporting persons herein:

Reporting Person	Shares Beneficially Owned		Percentage
Stephen Walker	1,224,761	(1)	16.4%(2)
M. Stephen Walker Trust	1,199,934		16.1%(2)

(1)	Consists of 1,199,934 shares of Common Stock held by the Trust and 24,827 shares of Common Stock held by the IRA.
(2)

Percentage calculation based on total number of outstanding shares of the Issuer’s common stock as of May 12, 2008 which was reported as 7,474,894 on the Issuer’s most recent Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008. Shares of common stock that are issuable upon exercise of outstanding warrants or options, to the extent exercisable within 60 days, have been treated as outstanding for purposes of calculating percentage ownership.

(b) For the reporting persons under paragraph (a), the following table sets forth the number of shares of the Issuer’s common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

Reporting Person	Sole Power to Vote		Shared Power to Vote	Sole Power of Disposition		Shared Power of Disposition
Stephen Walker	1,224,761	(1)	0	1,224,761	(1)	0
M. Stephen Walker Trust	1,199,934		0	1,199,934		0

(1)	Consists of 1,199,934 shares of Common Stock held by the M. Stephen Walker Trust and 24,827 shares of Common Stock held by the IRA.

(c) Except as described herein, neither Walker nor the Trust has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP NO: 45812Y108	13D	Page 6 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of Walker and the Trust, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons named in Item 2 and between such persons and with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008

/s/ Martin Stephen Walker
Martin Stephen Walker